370 17th Street, Suite 2775
Denver, Colorado 80202
November 29, 2005
Via EDGAR and FACSIMILE
Securities And Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-128378) of DCP Midstream Partners, LP (the “Partnership”)
Dear Mr. Owings:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 3:00 p.m. (Washington D.C. time) on December 1, 2005, or as soon thereafter as practicable.
     The Partnership hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff”) acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Partnership further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DCP MIDSTREAM PARTNERS, LP DCP MIDSTREAM GP, LP Its General Partner, DCP MIDSTREAM GP, LLC Its General Partner
By:	/s/ Michael S. Richards
	Name:	Michael S. Richards
	Title:	Vice President, General Council and Secretary